UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Audited Financial Statements
and Supplemental Schedules

Boston Scientific Corporation
401(k) Retirement Savings Plan

As of December 31, 2012 and 2011 and for the Year ended December 31, 2012

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedules

As of December 31, 2012 and 2011 and for the Year ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4-12

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	14
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Signature and Exhibits	16-18

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee and Participants
Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2012, and assets (held at end of year) as of December 31, 2012 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 27, 2013

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments (at fair value)	$1,838,739,402	$1,629,592,825
Receivables:
Participant contributions	23,835	—
Employer contributions	18,914	—
Notes receivable from participants	24,684,530	24,865,913
Total receivables	24,727,279	24,865,913

Net assets
reflecting investments at fair value	1,863,466,681	1,654,458,738

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(13,589,065)	(12,478,331)

Net assets available for benefits	$1,849,877,616	$1,641,980,407

See accompanying notes to the Financial Statements

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions:
Investment income:
Dividends	$45,247,631
Interest	6,310,641
Net appreciation in fair value of investments	153,653,762
205,212,034

Interest income on notes receivable from participants	1,032,007

Contributions:
Participants	90,992,881
Employer	63,774,054
Participant rollovers	5,587,109
160,354,044

Asset transfers in	3,592,760

Total additions	370,190,845

Deductions:
Benefits payments	162,216,940
Administrative expenses	76,696
Total deductions	162,293,636

Net increase	207,897,209

Net assets available for benefits:
Beginning of year	1,641,980,407
End of year	$1,849,877,616

See accompanying notes to the Financial Statements

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2012

1. DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company or Boston Scientific) 401(k) Retirement Savings Plan, as amended (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the Employee Benefits Committee (the Committee). Capitalized terms used in this description not otherwise defined herein shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed thirty days of service and have attained eighteen years of age. If, as a result of temporary or short-term employment at Boston Scientific, an employee satisfies the minimum service requirement for the Plan, he or she will be considered an Eligible Employee for purposes of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Committee, whose members are appointed by the Chief Executive Officer of the Company. Vanguard Fiduciary Trust Company (Vanguard) is a fiduciary and trustee of the Plan and also serves as the record keeper of each Plan Participant's account.

Contributions
The Plan satisfies the requirements to be a safe harbor plan, in accordance with Internal Revenue Code (IRC) section 401(k)(12)(B). An Eligible Employee may contribute between 1% and 25% of his or her Eligible Compensation to the Plan as Elective Deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and Roth (after-tax) contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. Participants are not permitted to make contributions on a traditional after-tax basis.

The Plan provides for “Automatic Enrollments,” whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan sixty (60) days after he or she satisfies the Plan's eligibility requirements. This feature automatically enrolls each Participant into the Plan at a default rate of 2% of his or her Eligible Compensation on a pre-tax basis for the first plan year. Contributions are allocated to the Qualified Default Investment Alternative (QDIA). Following the first plan year, the rate of contribution of an Eligible Employee's Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth plan year in which the Automatic Compensation Reduction Authorization is in effect. Participants receive advance notice of their right to elect out of both of these automatic Plan features and are permitted to stop or change either feature at any time.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (Continued)
Vanguard Target Retirement Funds represent the QDIA for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations elected, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the date the Participant attains age 65.

The Company matches Elective Deferrals at a rate of 200% for the first 2% of the Participant's Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant's Eligible Compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company's Board of Directors may approve additional discretionary contributions to the Plan. No additional discretionary contributions were made during 2012.

The Plan includes a Boston Scientific Common Stock Fund feature. The Plan also includes a Pfizer Common Stock Fund, which was transferred from the Pfizer Savings and Investment Plan on behalf of former employees of Schneider (USA) Inc. following the Company's acquisition of Schneider in September 1998. No additional contributions can be made to the Pfizer Common Stock Fund, and earnings within this fund are allocated in accordance with the Participant's current investment elections under the Plan. A Participant can transfer amounts out of the Pfizer Common Stock Fund to other investment funds within the Plan, and any amount so transferred may not be reallocated to the Pfizer Common Stock Fund.

Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the Participant's particular investment funds. Under current Plan rules, each Participant is fully vested immediately in his or her contributions and Company contributions.

Notes Receivable from Participants
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balance. Loan terms range from one to five years in most instances, or up to ten years if the loan is for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear an interest rate of the Prime Rate plus 1%. The interest rate is updated monthly, and is applied as of the first day of the month in which the loan is confirmed. Principal and interest are repaid ratably through automatic payroll deductions.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits
All benefit payments, including balances in the common stock funds, are made in the form of a lump-sum distribution equal to the value of the Participant's account, whether as cash distributions or rollovers. Boston Scientific and Pfizer common stock may be distributed in-kind, if requested by the Participant. If a terminated Participant's account is valued at, and remains in excess of, $5,000 (less any rollover amounts), the Participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed by the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a Financial Hardship, as provided for in the Plan, not to exceed one Financial Hardship withdrawal per year. Financial Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a Participant must exhaust all available loan options and available distributions prior to requesting a Financial Hardship withdrawal.

Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants, as defined in the Company's group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from a Participant's after-tax accounts for any reason.

Forfeitures
As of December 31, 2012 and 2011, unallocated forfeited non-vested accounts totaled $409,157 and $355,407, respectively. These amounts are used to (a) restore any amount previously forfeited as required by applicable regulations; (b) pay reasonable expenses of administering the Plan; and (c) reduce future employer matching contributions. In 2012, employer contributions were reduced by forfeited non-vested accounts in the amount of $110,892.

Administrative Expenses
The Plan's administrative expenses are paid by the Plan or the Company, in accordance with the Plan's provisions. Administrative expenses paid by the Plan include record keeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan, the Participants will become fully vested in any non-vested portion of their accounts.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a Participant ceases to make loan repayments and the plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements. The Employee Benefits Committee (the Committee) is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments. The Committee is comprised of members appointed by the Chief Executive Officer and reports to the Audit Committee of the Company.

The Vanguard Retirement Savings Trust III (comprising the Stable Value Fund) is a tax-exempt collective trust that invests in fully benefit-responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the Stable Value Fund's investment in these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less Participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change certain principles or requirements in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

The following investments represent five percent or more of the Plan's net assets available for benefits.

	December 31,
	2012	2011
Common Stock:
Boston Scientific Corporation Common Stock Fund	$99,551,786	$101,011,309
Mutual Funds:
Vanguard 500 Index Fund Signal Shares	242,173,637	212,778,043
Vanguard International Growth Fund	181,365,811	159,366,747
Vanguard Growth Index Fund Signal Shares	177,206,599	155,584,554
T. Rowe Price Small-Cap Stock Fund	139,120,276	122,964,038
Vanguard Wellington Fund Investor Shares	136,190,267	121,351,973
Vanguard Total Bond Market Index Fund	125,125,558	114,792,522
Vanguard Windsor II Fund Investor Shares	120,771,598	106,071,993
Vanguard Mid-Cap Growth Fund	95,048,417	83,498,406
Stable Value Fund:
Vanguard Retirement Savings Trust III (fair value) *	$269,932,458	$269,473,267

* The contract value of the Plan's investment in the Vanguard Retirement Savings Trust III was $256,343,393 and $256,994,936 at December 31, 2012 and 2011, respectively.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $153,653,762 as follows:

Mutual funds	$145,698,436
Common stock	7,955,326
Net appreciation in fair value of investments	$153,653,762

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.

Level 2 - Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's valuation methodology used to measure the fair value of common stock and mutual funds was derived from quoted market prices, as substantially all of these instruments have active markets. The investment in the Stable Value Fund is stated at fair value based on the year end market value of each unit held, which is derived from the market value of the underlying net assets disclosed in the audited financial statements of the Vanguard Retirement Savings Trust III.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4. FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2012 and 2011.

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index	$544,505,794	$—	$—	$544,505,794
Growth	613,162,911	—	—	613,162,911
Other	171,995,834	—	—	171,995,834
Balanced	136,190,267	—	—	136,190,267
Common stock	102,952,138	—	—	102,952,138
Stable value fund †	—	269,932,458	—	269,932,458
Total investments at fair value	$1,568,806,944	$269,932,458	$—	$1,838,739,402

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index	$483,155,119	$—	$—	$483,155,119
Growth	504,814,075	—	—	504,814,075
Other	146,676,955	—	—	146,676,955
Balanced	121,351,973	—	—	121,351,973
Common stock	104,121,436	—	—	104,121,436
Stable value fund †	—	269,473,267	—	269,473,267
Total investments at fair value	$1,360,119,558	$269,473,267	$—	$1,629,592,825
† This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard. As noted in Note 1, Vanguard is a fiduciary and trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Participant. The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Fees for legal, accounting, and other services rendered during the year by parties-in-interest were paid by the Company.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as overall market volatility, interest rate, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits. During 2012, net appreciation in fair value of investments totaled $153,653,762.

7. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. Subsequent to this determination by the IRS, the Plan was amended. The Company is committed to ensuring that the Plan is compliant with the IRC, and has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the IRC. The Plan was amended and restated as of January 1, 2011 and an application for a new determination letter was submitted and is pending IRS action.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for plan years prior to 2009.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,849,877,616	$1,641,980,407
Adjustments from contract value to fair value for fully benefit-responsive
investment contracts	13,589,065	12,478,331
Deemed distributions	(94,916)	(82,338)
Net assets available for benefits per the Form 5500	$1,863,371,765	$1,654,376,400

The following is a reconciliation of the net increase in the statement of changes in net assets available for benefits per the financial statements to net income per the Form 5500 as of December 31, 2012:

December 31,
2012
Net increase per the financial statements	$207,897,209
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	1,110,734
Deemed distributions	(12,578)
Transfers in	(3,592,760)
Net income per the Form 5500	$205,402,605

9. DELINQUENT PARTICIPANT CONTRIBUTIONS

In connection with a Department of Labor (DOL) examination that concluded in 2011, to fully correct identified errors and successfully conclude the examination, the Company remitted a total of $25,426 to the Plan as lost earnings on Participant contributions that were paid to the Plan during the plan years 2007 through 2011 but were deemed by the DOL to have been delinquent.  The Company is in the process of filing Forms 5330 to pay the related excise taxes.

SUPPLEMENTAL SCHEDULES

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Year	Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2011	24,909,176	—	24,909,176 (1)	—	—
2010	26,137,082	—	26,137,082 (1)	—	—
2009	9,473,879	—	9,473,879 (1)	—	—
2008	15,701,358	—	15,701,358 (1)	—	—
2007	10,441,235	—	10,441,235 (1)	—	—

(1)
Represents Participant contributions and loan repayments deemed delinquent by the DOL in connection with its examination that concluded in 2011. To fully correct identified errors and conclude the examination, the Company remitted lost earnings in the total amount of $25,426 on Participant contributions that were paid to the Plan during plan years 2007 through 2011.  The Company is in the process of filing Forms 5330 to pay the related excise taxes.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issue	Shares or Units	Current Value
*Vanguard Group
500 Index Fund Signal Shares	2,231,604	$242,173,637
International Growth Fund	9,411,822	181,365,811
Growth Index Fund Signal Shares	5,222,711	177,206,599
Wellington Fund Investor Shares	4,024,535	136,190,267
Total Bond Market Index Fund	11,282,737	125,125,558
Windsor II Fund Investor Shares	4,110,674	120,771,598
Mid-Cap Growth Fund	4,666,098	95,048,417
Target Retirement 2035	2,448,174	34,494,770
Target Retirement 2030	1,302,857	30,460,792
Target Retirement 2040	1,225,618	28,409,816
Target Retirement 2025	2,041,320	27,741,537
Target Retirement 2020	1,021,918	24,352,316
Target Retirement 2045	1,633,370	23,765,537
Target Retirement 2015	1,207,917	16,161,934
Target Retirement Income	1,164,559	14,195,973
Target Retirement 2050	581,082	13,417,192
Target Retirement 2010	104,337	2,517,651
Target Retirement 2055	59,169	1,467,398
Target Retirement 2060	3,852	84,006
T. Rowe Price Small-Cap Stock Fund	4,088,166	139,120,276
Harbor International Fund Institutional	257,062	15,968,688
Artisan Mid Cap Value Fund Investor Shares	760,704	15,815,033
*Stable Value Fund
Vanguard Retirement Savings Trust III	256,343,393	269,932,458
*Boston Scientific Corporation Common Stock Fund	17,373,785	99,551,786
Pfizer Common Stock Fund	135,580	3,400,352
*Participants' notes receivable, interest rates 4.25% - 9.25%		24,684,530
		$1,863,423,932

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are Participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation
401(k) Retirement Savings Plan

Date:	June 27, 2013	By:	/s/ David A. Appugliese, J.D.
David A. Appugliese, J.D.
Chair, Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm